Exhibit 3.1

AMENDMENT NO. 2 TO BYLAWS

Pursuant to Sections 78.195(5) and 78.350(4) of the Nevada Revised Statutes (the “NRS”), effective this 27th day of February, 2012 the Board of Directors of Cross Border Resources, Inc. (the “Corporation”), having determined that such action is necessary and appropriate to protect the interests of the Corporation and the Corporation’s stockholders, hereby adopts the following change in to the Bylaws of the Corporation by amending Article III, Section 13 in its entirety to read as follows:

ARTICLE III

STOCKHOLDERS MEETINGS

SECTION 13. NO ACTION WITHOUT MEETING. No stockholder action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of stockholders to consent in writing without a meeting to the taking of any action is specifically denied.